UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2026

Commission File Number 000-30664

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Camtek Ltd. (the “Company”) hereby furnishes its investor presentation, which is attached to this Form 6-K as Exhibit 99.1.

Forward-Looking Statements

The investor presentation contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “can,” “could,” “may,” “should,” “will,” “would,” and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond the Company’s control and could materially affect actual results, performance, or achievements which could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks. Factors that may cause the Company’s actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; the Company’s dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and the Company’s ability to effectively address such global trade issues and changes; the risks relating to the concentration of a significant portion of the Company’s business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; the effects of the evolving regional conflicts in the Middle East; changing industry and market trends; and those other factors discussed in the Company’s Annual Report on Form 20-F as published on March 19, 2025, as well as other documents that may be subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company cautions you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of the investor presentation unless required by law.

Exhibit Number	Description of Exhibit
99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD
(Registrant)
Date: January 13, 2026
	By:	/s/ Moshe Eisenberg
Name: Moshe Eisenberg
Title: Chief Financial Officer